SECURITI 03002053 IISSION

Washington, D.C. 20549

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER 8-25203

SEC MAIL RECEIVED PROCESSING FEB 26 2003 WASH., D.C. 181 SECTION

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING OCTOBER 1, 2001 (MM/DD/YY) AND ENDING DECEMBER 31, 2002 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: CAPITAL FINANCIAL SERVICES, INC.

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1 NORTH MAIN STREET

(No. and Street)

MINOT	ND	58703-3189
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

ROBERT WALSTAD (701) 852-5292

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BRADY, MARTZ & ASSOCIATES, P.C.

(Name – *if individual, state last, first, middle name*)

24 WEST CENTRAL P.O. BOX 848	MINOT	ND	58701
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED MAR 11 2003 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, ROBERT WALSTAD, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of CAPITAL FINANCIAL SERVICE, INC., as of DECEMBER 31, 20 02, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

DEBBIE WOOLUM
Notary Public, State of North Dakota
My Commission Expires Oct. 4, 2006

Signature

Pres

Title

Debbie Woolum
Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition. (BALANCE SHEET)
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition. (CASH FLOWS)
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CAPITAL FINANCIAL SERVICE, INC.

(A WHOLLY-OWNED SUBSIDIARY OF
INTEGRITY MUTUAL FUNDS, INC.)

FINANCIAL STATEMENTS

AS OF

DECEMBER 31, 2002

WITH

INDEPENDENT AUDITOR'S REPORT

CAPITAL FINANCIAL SERVICES, INC.
(A WHOLLY-OWNED SUBSIDIARY
OF INTEGRITY MUTUAL FUNDS, INC.)

TABLE OF CONTENTS

BRADY MARTZ
CERTIFIED PUBLIC ACCOUNTANTS
AND CONSULTANTS

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors
Capital Financial Services, Inc.
Minot, North Dakota 58701

We have audited the accompanying balance sheet of Capital Financial Services, Inc. (a wholly-owned subsidiary of Integrity Mutual Funds, Inc.) as of December 31, 2002 and the related statements of operation, stockholders' equity and cash flow for the fifteen month period then ended, that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statement are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Capital Financial Services, Inc., as of December 31, 2002 and the results of its operations and its cash flow for the fifteen month period then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit as conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on page 9 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Act of 1934. This information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Brady Martz

BRADY, MARTZ & ASSOCIATES, P.C.

February 21, 2003

BRADY, MARTZ & ASSOCIATES, P.C.
24 West Central P.O. Box 848
Minot, ND 58702-0848 (701) 852-0196 • Fax (701) 839-5452

OTHER OFFICES: Grand Forks, ND Bismarck, ND Thief River Falls, MN

CAPITAL FINANCIAL SERVICES, INC.
(A WHOLLY-OWNED SUBSIDIARY OF INTEGRITY MUTUAL FUNDS, INC.)
BALANCE SHEET
DECEMBER 31, 2002

ASSETS

CURRENT ASSETS		
Cash and cash equivalents	$	222,169
Accounts/commissions receivable		409,698
Prepaid assets		15,770
Total current assets	$	647,637
OTHER ASSETS		
Clearing deposit	$	35,000
Investments in -NASD warrants		3,300
Total other assets	$	38,300
TOTAL ASSETS	$	685,937

LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES		
Commissions and fees payable	$	378,095
STOCKHOLDERS' EQUITY		
Common stock - 2,800 shares authorized, no par value; 500 shares issued and outstanding	$	5,000
Retained earnings		302,842
Total stockholders' equity	$	307,842
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$	685,937

SEE NOTES TO FINANCIAL STATEMENTS

CAPITAL FINANCIAL SERVICES, INC.

(A WHOLLY-OWNED SUBSIDIARY OF INTEGRITY MUTUAL FUNDS, INC.)
STATEMENTS OF OPERATION
FOR THE FIFTEEN MONTH PERIOD ENDED DECEMBER 31, 2002

INCOME		
Interest and other income	$	6,068
Fees		252,834
Commissions and underwriting fees		8,576,530
Realized gain on securities available for sale		5,410
Total income	$	8,840,842
EXPENSES		
Commissions and fees	$	8,125,741
Services fees		298,420
Professional fees		10,964
Advertising and promotion		1,000
Printing and postage		4,926
Dues, fees, registration		1,931
Salaries		9,704
Payroll taxes		3,601
Travel		20,990
Other expenses		46,128
Less expenses absorbed by parent company		(55,459)
Total expenses	$	8,467,946
EARNINGS BEFORE INCOME TAX EXPENSE	$	372,896
INCOME TAX EXPENSE		(148,000)
NET EARNINGS	$	224,896

SEE NOTES TO FINANCIAL STATEMENTS

CAPITAL FINANCIAL SERVICES, INC.
(A WHOLLY-OWNED SUBSIDIARY OF INTEGRITY MUTUAL FUNDS, INC.)
STATEMENT OF STOCKHOLDERS' EQUITY
FOR THE FIFTEEN MONTH PERIOD ENDED DECEMBER 31, 2002

	Common Stock	Retained Earnings	Accumulated Other Comprehensive loss	Total
Balance, October 1, 2001	$ 5,000	$ 77,946	$ (9,964)	$ 72,982
Net earnings	0	224,896	0	224,896
Change in unrealized gain (loss) on securities available for sale	0	0	9,964	9,964
Comprehensive net income				$ 234,860
Balance, December 31, 2002	$ 5,000	$ 302,842	$ 0	$ 307,842

SEE NOTES TO FINANCIAL STATEMENTS

CAPITAL FINANCIAL SERVICES, INC.
(A WHOLLY-OWNED SUBSIDIARY OF INTEGRITY MUTUAL FUNDS, INC.)
STATEMENTS OF CASH FLOW
FOR THE FIFTEEN MONTH PERIOD ENDED DECEMBER 31, 2002

CASH FLOWS FROM OPERATING ACTIVITIES		
Net earnings	$	224,896
Adjustments to reconcile net earnings to net cash provided by operating activities:		
Realized gain on sale of securities available for sale		(5,410)
Effects on operating cash flows due to changes in:		
Prepaid assets		(15,770)
Accounts/commissions receivable		57,917
Clearing deposit		(35,000)
Commissions and fees payable		(90,110)
Net cash provided by operating activities	$	136,523
CASH FLOWS FROM INVESTING ACTIVITIES		
Proceeds from securities available for sale	$	36,866
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	$	173,389
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD		48,780
CASH AND CASH EQUIVALENTS AT END OF PERIOD	$	222,169

SEE NOTES TO FINANCIAL STATEMENTS

CAPITAL FINANCIAL SERVICES, INC.
(A WHOLLY-OWNED SUBSIDIARY OF INTEGRITY MUTUAL FUNDS, INC.)
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2002

NOTE 1 - **NATURE OF OPERATIONS AND SIGNIFICANT ACCOUNTING POLICIES**

The nature of operations and significant accounting policies of Capital Financial Services, Inc. are presented to assist in understanding the Company's financial statements.

Nature of operations - Capital Financial Services, Inc. is a wholly-owned subsidiary of Integrity Mutual Funds, Inc. (Parent). The Company's primary operations are as broker/dealer for distribution of shares of various unaffiliated mutual funds, variable annuities and other marketable securities.

Cash and cash equivalents are distinguished based on liquidity. Cash and cash equivalents consist of money market and active asset accounts.

Accounts/commissions receivable - Management believes all of its receivables are collectible. The Company has not recorded an allowance for doubtful accounts. The Company does not charge interest on its receivables.

Commissions - Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

12b-1 Revenue - 12b-1 revenue is recognized in the period earned.

Income taxes - The Company is included in the consolidation income tax returns filed by the Parent. Income taxes are calculated at 39.2% of the Company pre tax book earnings.

Use of estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Investments - The Company's investments consist of stock warrants. This investment has no readily determinable market and is therefore accounted for under the cost method of accounting.

NOTE 2 - **RULE 15c3-3**

The Company operates under the provision of Paragraph (k)(2)(ii) of Rule 15c3-3 of the Securities and Exchange Commission and, accordingly, is exempt from the remaining provisions of that rule.

NOTE 3 - **INVESTMENTS**

The Company purchased 300 NASD warrants on June 28, 2000 for $3,300. These warrants can be exercised into a total of 1,200 shares. The options can be exercised in the time line stated below. As of December 31, 2002 the warrants and/or NASD stock were not actively traded, and this investment is carried at the Company's original cost.

Maximum number of shares that can be exercised at one time	Exercise start Date	Exercise End Date	Exercise Price
300	June 28, 2002	June 27, 2003	$13
300	June 30, 2003	June 25, 2004	$14
300	June 28, 2004	June 27, 2005	$15
300	June 28, 2005	June 27, 2006	$16

NOTE 4 - **INCOME TAXES**

The Company is included in the consolidated income tax return of its parent. The tax provision consist of the following:

Federal	$	121,000
State		27,000
Total	$	148,000

A reconciliation of the difference between the expected income tax expense as computed at the U.S. Statutory income tax rate and the Company's income tax expense is shown in the following table:

Expected income tax (expense) benefit at the U.S. Statutory rate	$	121,000
The affect of:		
Increase due to state taxes, net of U.S. Federal income tax effects		27,000
Income tax (expense) benefit	$	148,000

NOTE 5 - **NET CAPITAL REQUIREMENTS**

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2002 the Company had net capital of $252,017 which was $226,811 in excess of its minimum required net capital of $25,208. The Company's net capital ratio was to 1.5 to 1.

NOTE 6 - **ADVERTISING COSTS**

Advertising costs are expensed as incurred. Total advertising expense was $1,000 for the fifteen month period ended December 31, 2002. These costs were absorbed by the Company's parent company.

NOTE 7 - **SIGNIFICANT ESTIMATES**

The Company's receivables as of December 31, 2002 included 12b-1 receivables of $231,000. The receivable balances have been estimated by management based on its past experience and its consideration of the Company's current sales/volume activity. Because of the inherent uncertainties in estimating the 12b-1 revenues due to the company, it is at least reasonably possible that the estimate used could change in the near term.

SUPPLEMENTARY INFORMATION

CAPITAL FINANCIAL SERVICES, INC.
(A WHOLLY-OWNED SUBSIDIARY OF INTEGRITY MUTUAL FUNDS, INC.)
SCHEDULE I
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
AS OF DECEMBER 31, 2002

NET CAPITAL	
Total stockholders' equity	$ 307,842
Less non-allowable assets:	
Investment in NASD warrant	(3,300)
Prepaid assets	(15,770)
Haircuts on securities	(4,423)
Accounts/Commission receivables	(32,332)
Net capital	$ 252,017
AGGREGATE INDEBTEDNESS	
Commissions and fees payable	$ 378,095
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT	
Minimum net capital requirements[1]	$ 25,208
Excess net capital at 1500%[2]	$ 226,811
Excess net capital at 1000%[2]	$ 214,207
Ratio: Aggregate indebtedness to net capital	1.5 to 1
RECONCILIATION WITH COMPANY'S COMPUTATION	
Net capital, as reported in Company's Part II (Unaudited) FOCUS report	$ 252,017
Net audit adjustments to allowable assets	0
Net capital per above	$ 252,017

1. Minimum net capital requirements for the Company are the greater of 6 2/3% of aggregate indebtedness or $25,000.

2. Excess net capital figures at 1500% and 1000% are based on calculated minimum net capital requirements of:

1500%	$ 25,206
1000%	$ 37,810

CAPITAL FINANCIAL SERVICES, INC.
(A WHOLLY-OWNED SUBSIDIARY OF INTEGRITY MUTUAL FUNDS, INC.)
CLAIM OF EXEMPTION FROM RULE 15c3-3

The Company claims exemption from Rule 15c3-3 under Section 15c3-3(k)(2)(ii) which states that all customer transactions are cleared through another broker-dealer on a fully disclosed basis. Therefore a schedule showing the Computation for Determination of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission and the Schedule of Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission are not required.

BRADY MARTZ
CERTIFIED PUBLIC ACCOUNTANTS
AND CONSULTANTS

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL REQUIRED BY RULE 17a-5 FOR A BROKER - DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3

Board of Directors
Capital Financial Services, Inc.
Minot, North Dakota

In planning and performing our audit of the financial statements and supplemental schedule of Capital Financial Services, Inc. (the Company) for the fifteen month period ended December 31, 2002, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons.

2. Recordation of differences required by Rule 17a-13.

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

BRADY, MARTZ & ASSOCIATES, P.C.
24 West Central P.O. Box 848
Minot, ND 58702-0848 (701) 852-0196 · Fax (701) 839-5452
OTHER OFFICES: Grand Forks, ND Bismarck, ND Thief River Falls, MN

INDEPENDENT AUDITOR'S REPORT ON
INTERNAL CONTROL REQUIRED
BY RULE 17a-5 FOR A BROKER - DEALER
CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3 *(CONTINUED)*

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in the internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002 to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors, management, the SEC and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended and should not be used by anyone other than these specified parties.

Brady Martz

BRADY, MARTZ & ASSOCIATES, P.C.

February 21, 2003